FILED BY YADKIN FINANCIAL CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEWBRIDGE BANCORP
(Commission File No. 000-11448)

External Talking Points

Yadkin Bank and NewBridge Bank Announce Definitive Merger Agreement

Yadkin Financial Corporation (“Yadkin”) (NYSE: YDKN) and NewBridge Bancorp (“NewBridge”) (NASDAQ: NBBC) have announced that they have entered into a definitive merger agreement, pending regulatory and shareholder approval.

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Upon close of the transaction, Yadkin will acquire 100% of the outstanding shares of NewBridge. The name of the holding company will continue to be Yadkin Financial Corporation with its headquarters in Raleigh, North Carolina.

•	Scott Custer will remain Chief Executive Officer, and Terry Earley will remain Executive VP & Chief Financial Officer of the combined company.
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The combined company will have approximately $7.1 billion in assets and more than 100 branches across the state of North Carolina and upstate and coastal South Carolina. This merger positions Yadkin to grow as the premier community bank in the markets we serve as well as increase our presence across North Carolina.

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The combined company will have $5.0 billion in loans, and $5.2 billion in deposits, with significant presence in the top MSAs in the state, including Raleigh-Durham, Charlotte, Greensboro-Winston-Salem, and Wilmington.

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Both companies are committed to maintaining their community banking values, and customer service is at the top of that list. To ensure a smooth transition, customers can expect to receive communication over the coming months letting them know exactly what will be happening and when. Most importantly, customers will continue to see the bankers they know at their local branches.

•	Our footprint is complementary with that of NewBridge, with limited overlap. However, where overlap exists, we will evaluate locations and communicate to customers in a timely manner.
•	This merger creates significant value for the shareholders of both companies, as we leverage the strengths of both organizations to serve customers across the Carolinas.
•	At Yadkin Bank, we are excited about the opportunities that await us as we work through transition, integration, and becoming the premier community banking organization in the Carolinas.
•	All media inquiries should be routed to:
Lori Meyer, Corporate Communications Manager
704.768.1141
Lori.meyer@yadkinbank.com

External Talking Points

FORWARD-LOOKING STATEMENTS

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Yadkin’s and NewBridge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Yadkin and NewBridge, including future financial and operating results, expected cost savings, expected impact on future earnings, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and you are cautioned not to place undue reliance on any forward-looking statements.  We assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Yadkin’s and NewBridge’s reports filed with the Securities and Exchange Commission, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Yadkin and NewBridge shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Yadkin and NewBridge businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Yadkin and NewBridge.  This material is not a solicitation of any vote or approval of Yadkin’s or NewBridge’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which Yadkin and NewBridge may send to their respective shareholders in connection with the proposed merger.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Yadkin intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Yadkin and NewBridge and a prospectus of Yadkin, as well as other relevant documents concerning the proposed transaction.  Investors and security holders are also urged to carefully review and consider each of Yadkin’s and NewBridge’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Both NewBridge and Yadkin will mail the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF YADKIN AND NEWBRIDGE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Yadkin and NewBridge at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Yadkin’s website at www.Yadkinbank.com, or at NewBridge’s website at www.newbridgebank.com.

Yadkin, NewBridge and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Yadkin’s and NewBridge’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Yadkin and their ownership of Yadkin common stock is set forth in the proxy statement for Yadkin’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 10, 2015. Information about the directors and executive officers of NewBridge and their ownership of NewBridge’s common stock is set forth in the proxy statement for NewBridge’s 2015 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on April 2, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Source: Yadkin Financial Corporation and NewBridge Bancorp